FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement regarding adjustment of on-grid tariffs of Huaneng Power International, Inc. (the “Registrant”); and

2.	An announcement regarding power generation of the Registrant for the first three quarters of 2013 within China;

Each made by the Registrant on October 16, 2013.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)
ADJUSTMENT OF ON-GRID TARIFFS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company recently received a notification from the National Development and Reform Commission regarding adjustment of on-grid tariffs for power generation enterprises. It is stated that with the view to implementing the Notice from the National Development and Reform Commission Regarding Adjusting Surcharge Standards on Renewable Energy Tariffs and Environmental Protection Related Tariffs, the State has decided to make appropriate adjustment to the on-grid tariffs of coal-fired generating units while maintaining the electricity sales price unchanged.

According to the National Development and Reform Commission’s document on the tariffs adjustment, the on-grid tariffs of the Company’s domestic power plants were adjusted as follows:

Domestic Power Plant	On-grid Tariffs before Adjustment	Change	On-grid Tariffs after Adjustment
	(RMB/MWh)	(RMB/MWh)	(RMB/MWh)
	(Denitrification and VAT inclusive)	(Denitrification and VAT inclusive)	(Denitrification and VAT inclusive)

Liaoning Province
Dalian	414.20	-12	402.20
Dandong	414.20	-12	402.20
Yingkou	414.20	-12	402.20
Yingkou Co-generation	422.20	-10	412.20
Hebei Province
Shang’an	439.98	-9.92	430.06
Gansu Province
Pingliang	338.13	-12.44	325.69
Beijing
Beijing Co-generation	506	-11.67	494.33
Tianjin
Yangliuqing Co-generation	441.20	-13	428.20
Shanxi Province
Yushe	396.70	-9	387.70
Zuoquan	393.70	-7	386.70
Shandong Province
Dezhou	473.40	-11.23	462.17
Weihai	474.77	-10.02	464.75
Jining	457.17	-10.26	446.91
Xindian	453.80	-10.70	443.10
Rizhao Phase II	446.90	-9.70	437.20
Zhanhua Co-generation	446.90	-11.70	435.20

Domestic Power Plant	On-grid Tariffs before Adjustment	Change	On-grid Tariffs after Adjustment
	(RMB/MWh)	(RMB/MWh)	(RMB/MWh)
	(Denitrification and VAT inclusive)	(Denitrification and VAT inclusive)	(Denitrification and VAT inclusive)

Henan Province
Qinbei	445.02	-11.55	433.47
Jiangsu Province
Nantong	458.99	-24	434.99
Nanjing	459	-24	435
Taicang	463.41	-23.68	439.73
Huaiyin	459	-24	435
Jinling (Coal-fired)	463	-23	440
Shanghai
Shidongkou First	467.10	-25	442.10
Shidongkou Second	456.10	-24	432.10
Shidongkou Power	485.30	-23	462.30
Chongqing
Luohuang	452.74	-15.09	437.65
Zhejiang Province
Yuhuan	490	-23	467
Hunan Province
Yueyang	507.50	-11.98	495.52
Jiangxi Province
Jinggangshan	492.58	-8.63	483.95
Fujian Province
Fuzhou	460.52	-12.40	448.12
Guangdong Province
Shantou Coal-fired	547.26	-18	529.26
Haimen	517.50	-18	499.50
Yunnan Province
Diandong Energy	362.60	0.50	363.10
Yuwang Energy	364.60	1	365.60

In connection with the tariffs adjustment, the on-grid tariffs for coal-fired generating units that have met the denitrification requirements to the satisfaction of environmental protection authorities will be raised by RMB 0.01/kWh if the generating units have not benefited from the denitrification tariffs subsidy, or RMB 0.002/kWh if the generating units have received a subsidy of RMB 0.008/kWh. For coal-fired generating units that have met the de-dusting requirements to the satisfaction of environmental protection authorities, the on-grid tariffs will be raised by RMB 0.002/kWh to compensate de-dusting costs (such de-dusting tariffs subsidy of RMB 0.002/kWh is not included in the tariffs adjustment set forth above as the generating units which have met de-dusting requirements are still under confirmation).

The above mentioned adjustment on tariffs has been effective as of September 25, 2013. After the on-grid tariffs adjustment, the average on-grid tariffs of the Company is expected to decrease by RMB12.59/MWh based on the weighted average on-grid tariffs for the Company’s generating capacity affected by this adjustment.

By Order of the Board Huaneng Power International, Inc. Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
16 October 2013

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

POWER GENERATION WITHIN CHINA
INCREASES BY 4.60% FOR THE FIRST THREE QUARTERS OF 2013

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of

Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first three quarters of 2013.

According to the Company’s preliminary statistics, as of September 30, 2013, the Company’s total power generation by the power plants within China on consolidated basis amounted to 233.953 billion kWh, representing an increase of 4.60% over the same period last year. Total electricity sold by the Company amounted to 220.976 billion kWh, representing an increase of 4.77% over the same period last year. The increase in power generation of the Company was mainly attributable to the fact that during the peak period in this summer, the temperature maintained at a high level in the most of the regions in the country. The power demand has consistently increased and the growth of the nationwide power consumption has recovered.

The power generation and electricity sold by each of the Company’s domestic power plants for the first three quarters of 2013 are listed below (in billion kWh):

	Power generation for the first three quarters of	Power generation for the first three quarters of		Electricity sold for the first three quarters of	Electricity sold for the first three quarters of
Domestic Power Plant	2013	2012	Change	2013	2012	Change

Liaoning Province
Dalian	4.484	4.350	3.08%	4.258	4.136	2.95%
Dandong	2.196	2.362	–7.03%	2.089	2.247	–7.03%
Yingkou	5.587	5.808	–3.81%	5.242	5.433	–3.52%
Yingkou Co- generation	2.485	2.438	1.93%	2.326	2.284	1.84%
Wafangdian Wind Power	0.082	0.071	15.49%	0.080	0.070	14.29%
Suzi River Hydropower	0.022	0.009	144.44%	0.022	0.008	175.00%
Changtu Wind Power	0.068	–	–	0.067	–	–

Inner Mongolia
Huade Wind Power	0.164	0.151	8.61%	0.163	0.150	8.67%

Hebei Province
Shang’an	10.416	10.985	–5.18%	9.783	10.248	–4.54%
Kangbao Wind Power	0.055	0.042	30.95%	0.052	0.042	23.81%

Gansu Province
Pingliang	6.711	6.512	3.06%	6.373	6.148	3.66%
Jiuquan Wind Power	0.666	0.580	14.83%	0.658	0.575	14.43%

	Power generation for the first three quarters of	Power generation for the first three quarters of		Electricity sold for the first three quarters of	Electricity sold for the first three quarters of
Domestic Power Plant	2013	2012	Change	2013	2012	Change

Beijing
Beijing Co-generation (Coal-fired)	3.583	3.342	7.21%	3.169	2.946	7.57%
Beijing Co-generation (Combined Cycle)	2.860	2.622	9.08%	2.792	2.558	9.15%

Tianjin
Yangliuqing	5.147	4.989	3.17%	4.805	4.643	3.49%

Shanxi Province
Yushe	2.147	2.646	–18.86%	1.986	2.445	–18.77%
Zuoquan	4.982	4.543	9.66%	4.678	4.226	10.70%

Shangdong Province
Dezhou	11.488	11.430	0.51%	10.775	10.726	0.46%
Jining	3.693	3.790	–2.56%	3.426	3.517	–2.59%
Xindian	2.401	2.649	–9.36%	2.239	2.480	–9.72%
Weihai	8.187	8.488	–3.55%	7.799	8.081	–3.49%
Rizhao Phase II	5.638	5.855	–3.71%	5.341	5.534	–3.49%
Zhanhua Co-generation	1.248	1.361	–8.30%	1.149	1.243	–7.56%

Henan Province
Qinbei	15.954	13.163	21.20%	15.049	12.402	21.34%

	Power generation for the first three quarters of	Power generation for the first three quarters of		Electricity sold for the first three quarters of	Electricity sold for the first three quarters of
Domestic Power Plant	2013	2012	Change	2013	2012	Change

Jiangsu Province
Nantong	6.231	6.578	–5.28%	5.932	6.273	–5.44%
Nanjing	2.738	2.792	–1.93%	2.592	2.636	–1.67%
Taicang	8.590	9.117	–5.78%	8.171	8.673	–5.79%
Huaiyin	5.443	5.426	0.31%	5.109	5.103	0.12%
Jinling (Combined- cycle)	2.017	3.314	–39.14%	1.972	3.240	–39.14%
Jinling (Coal-fired)	9.697	8.047	20.50%	9.243	7.659	20.68%
Jinling Combined-cycle Co-generation	0.712	–	–	0.699	–	–
Qidong Wind Power	0.267	0.256	4.30%	0.261	0.250	4.40%

Shanghai
Shidongkou First	6.069	5.973	1.61%	5.712	5.638	1.31%
Shidongkou Second	5.044	5.016	0.56%	4.837	4.812	0.52%
Shanghai combined-cycle	1.572	1.199	31.11%	1.535	1.169	31.31%
Shidongkou Power	5.994	5.638	6.31%	5.713	5.356	6.67%

Chongqing
Luohuang	10.292	8.449	21.81%	9.506	7.795	21.95%

Zhejiang Province
Yuhuan	19.155	17.465	9.68%	18.231	16.599	9.83%

Hubei Province
Enshi MaweigouHydropower	0.038	0.039	–2.56%	0.036	0.038	–5.26%

	Power generation for the first three quarters of	Power generation for the first three quarters of		Electricity sold for the first three quarters of	Electricity sold for the first three quarters of
Domestic Power Plant	2013	2012	Change	2013	2012	Change

Hunan Province
Yueyang	6.959	5.662	22.91%	6.526	5.285	23.48%
Xianqi Hydropower	0.239	0.126	89.68%	0.235	0.125	88.00%

Jiangxi Province
Jinggangshan	7.022	6.382	10.03%	6.702	6.074	10.34%

Fujian Province
Fuzhou	9.841	9.711	1.34%	9.347	9.206	1.53%

Guangdong Province
Shantou Coal-fired	4.10	4.693	–12.64%	3.878	4.442	–12.70%
Haimen	12.796	9.523	34.37%	12.235	9.089	34.61%

Yunnan Province
Diandong Energy	5.595	6.251	–10.49%	5.166	5.769	–10.45%
Yuwang Energy	3.278	3.819	–14.17%	3.017	3.543	–14.85%

Total	233.953	223.662	4.60%	220.976	210.916	4.77%

The accumulated power generation of Tuas Power Limited in Singapore accounted for a market share of 20.6% in Singapore for the first three quarters of 2013, representing a decrease of 5.6 percentage points compared to the same period last year.

By Order of the Board Huaneng Power International, Inc. Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
16 October 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 16, 2013